SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                        RIDGEWOOD ELECTRIC POWER TRUST I
 -------------------------------------------------------------------------------
                             Name of Subject Company

                        RIDGEWOOD ELECTRIC POWER TRUST I
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                       (Name of Persons Filing Statement)

                     INVESTOR SHARES OF BENEFICIAL INTEREST
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Daniel V. Gulino, Esq.
                    Senior Vice President and General Counsel
                        Ridgewood Electric Power Trust I
                             c/o Ridgewood Power LLC
                               947 Linwood Avenue
                           Ridgewood, New Jersey 07450
                            Telephone: (201) 447-9000
                            Facsimile: (201) 447-0474
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                 (Name, address, and telephone numbers of person
                        authorized to receive notices and
                     communications on behalf of the persons
                                filing statement)

                                   Copies to:

                          Douglas S. Eakeley, Esq. and
                              Peter M. Suzuki, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                            Telephone: (973) 597-2500
                            Facsimile: (973) 597-2400

[ ] Check box if the filing relates solely to preliminary communications made before commencement of a tender offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         On September 27, 2000, Golden State Financial informed the Trust that it was withdrawing its September 10, 2000 offer to purchase Shares of Ridgewood Electric Power Trust I. The Trust will respond to inquiries from its Investors accordingly. The Trust takes no position as to the compliance of the notice of withdrawal with applicable law.

ITEM 9.  EXHIBITS

         Exhibit A - Letter to Investors from Ridgewood Electric Power Trust I dated September 28, 2000 (including letter from Golden State Financial dated September 27, 2000).

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            RIDGEWOOD ELECTRIC POWER TRUST I,
                                            by Ridgewood Power LLC, its managing
                                            shareholder


                                            By:  /s/ Robert E. Swanson
                                            Name:  Robert E. Swanson
                                            Title:  President


                             **********************

                                    EXHIBIT A

                                    (COPIED)

                                                       Robert E. Swanson

(logo) Ridgewood Power                                 President

TO:      Ridgewood Power Trust I Shareholders          September 28, 2000

RE:      Withdrawal of Golden State Offer

         On the reverse side of this page is a copy of the letter received September 27, 2000 by Ridgewood's lawyer from Golden State Financial withdrawing its illegal tender offer. There is not even a letterhead, because Mr. McGanney sent it from France where he apparently is on vacation. Golden State's reason for withdrawing the tender offer is his claim that he did not know it was an illegal tender offer not in compliance with the Securities Laws!?! It is an outrage that firms like Golden State waste time and money of real businesses.



                             Bob Swanson (signature)

                            (Ridgewood Power address)

                 ==============================================


                                    (COPIED)

September 27,2000

Peter Suzuki
Lowenstein, Sandler

Via Facsimile

Re: Ridgwood Electric Power Trust I
     Ridgewood Electric Power Trust III

Dear Peter,

Per our discussion of September 26, this facsimile will serve as notice that Golden State Financial is withdrawing its' September 10th offer to purchase interests in the above referenced trusts.

I will send a formal notice when I return to the United States in mid-October.

Please confirm that you receive this notice and find it acceptable. Please leave a message at 925 253-2500.

Thank you for your assistance in this matter.

Sincerely,
(signature)

David McGanney
Golden State Financial